SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as noted below, no changes are being made to the Statement. All page references below are to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Statement is hereby amended as set forth below.

The fourth paragraph in the section entitled “Tender Offer” on page 2 is amended and restated in its entirety as follows:

“The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of August 12, 2014 (the “Initial Expiration Time”). As extended pursuant to the Merger Agreement on August 12, 2014, the Offer was scheduled to expire at 12:00 midnight, New York City time, at the end of August 19, 2014. Pursuant to the Merger Agreement, under the circumstances described below in Item 8 under “United States Antitrust Clearance; Extension of the Offer”, the Offer was extended to expire at 12:00 midnight, New York City time, at the end of August 26, 2014, unless extended further under the circumstances set forth in the Merger Agreement.”

Item 8. Additional Information

Item 8 of the Statement is hereby amended as set forth below.

The following paragraphs are added to the end of the section entitled “United States Antitrust Clearance; Extension of the Offer”:

“Because expiration or early termination of the waiting period under the HSR Act remains a condition to the Offer and will not be satisfied at 12:00 midnight, New York City time, at the end of August 19, 2014 as a result of the Second Requests, Tyson extended the Offer to expire at 12:00 midnight, New York City time, at the end of August 26, 2014, unless extended further under the circumstances set forth in the Merger Agreement.

On August 19, 2014, Tyson and the Company issued a joint press release announcing the extension of the Offer to expire at 12:00 midnight, New York City time, at the end of August 26, 2014, unless extended further under the circumstances set forth in the Merger Agreement. A copy of the press release is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended by adding the following exhibit to the exhibit index:

(a)(17)	Joint Press Release of Tyson and Hillshire, dated August 19, 2014 (incorporated by reference to Exhibit (a)(5)(xxvii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: August 19, 2014